Mail Stop 3561

October 19, 2006

Via Fax & U.S. Mail

Mr. Brian Carter
  Chief Financial Officer
DIRT MOTOR SPORTS, INC.
3600 W. Main Street, Suite 150
Norman, Oklahoma 73072

>   **Re: DIRT Motor Sports, Inc.**
>   **Form 10-KSB for the year ended September 30, 2005**
>   **Filed December 29, 2005**
>   **File No. 0-18045**
>
>   **and**
>
>   **Form 10-KSB Transition Report (period October 1, 2005 to December 31, 2005)**
>   **Filed March 31, 2006**

Dear Mr. Carter:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Mr. Brian Carter
DIRT Motor Sports, Inc.
October 19, 2006
Page 2

FORM 10-KSB (Transition Period October 1, 2005 to December 31, 2005)
and
FORM 10-KSB (Fiscal Year Ended September 30, 2005)

General

1.   The following comments and references are based on information contained in the
        September 30, 2005 Annual Report on Form 10-KSB, and are also applicable to the
        December 31, 2005 Transition Report on Form 10-KSB where appropriate.

Management's Discussion and Analysis

Results of Operations – Comparison of Years Ended September 30, 2005…2004, page 17

2.   See the paragraph discussion of "merchandise operations and cost of sales. Please
        expand to disclose which statements of operations revenue line items are used to compute
        the gross margins found in this discussion.

3.   Provide a paragraph discussion of the statements of operations line items "debt
        restructuring expense," "goodwill impairment," "loss from operations," and "net loss."
        Also, consider providing a tabular presentation of the amount of goodwill and other
        intangible asset impairment during each fiscal year, further identifying the amount
        attributable to each acquired entity and describing the circumstances leading to the
        impairment. See paragraph 47(a) of SFAS 142.

Liquidity and Capital Resources, page 18

4.   See the first and fifth paragraphs under this heading. It appears the amount of working
        capital deficit at September 30, 2005 should be $9.2 million rather than $2.8 million. We
        note similar disclosure is provided in Note 2 to the audited financial statements. Please
        revise or advise as to your calculation of the negative working capital amount.

Financial Statements

Note 3. Summary of Significant Accounting Policies, page 39

Revenue Recognition and Deferred Revenue

5.   We note your revenue from 'race sanctioning and event fees' includes driver fees. If
        material, disclose the amount of these fees and indicate that you record the related payout
        of the drivers' purses as an expense within the statement of operations line item 'track
        and event operations.'

Note 4. Acquisitions, page 42

Dirt Motorsports, Inc.

6.   Tell us the value assigned to the 1,558,334 common shares issued in the Dirt
       Acquisitions, and explain how the value was determined. In addition, please tell us how
       these shares were distributed among the purchase acquisitions of DIRT, Rolling Wheels
       and Cayuga County. Clarify for us whether the 300,000 shares disclosed for the Rolling
       Wheels acquisition have been included in the 1,558,334 shares previously issued in
       October 2003. Also, tell us how you calculated the purchase price shown in the table for
       DIRT, and clarify that the entire $925,000 unpaid cash amount is currently reflected in
       the goodwill amount shown in the table. Finally, tell us where the acquisition costs as
       disclosed for Rolling Wheels and DIRT are reflected in the table.

UMP

7.   See your paragraph discussion related to the impairment associated with the NVE
       contract rights. Tell us and disclose the amount of the contract rights that have been
       impaired and where the impairment amount is reflected in the statements of operations.

Note 10. Stockholders' Equity, page 48

Stock Grants

8.   On page 12, you disclose the issuance of 45,000 shares of your common stock as
       employee stock grants. The stock was valued at $.20 per share. However, in Item 5, you
       disclose that your common stock price range for the fourth quarter of 2004 (i.e., the first
       quarter of your fiscal year ended September 30, 2005) was $3.50 to $5.50 per share.
       Supplementally tell us how you determined the value of your December 2004 stock
       grants.

9.   Also, tell us whether you have recorded any other stock or warrant issuances using a
       discount to the market price of your common stock.

Preferred Stock

10.   Please tell us how the proceeds received from the issuances of the Series A and Series B
       preferred stock have been reflected in the statements of cash flows. Also tell us how the
       $700,000 of debt converted into Series B preferred stock and $1,045,000 of debt
       converted into Series A preferred stock is shown in the supplemental schedule of non-
       cash activities.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief